November 4, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Katherine Hsu

Re:	EFCAR, LLC

Registration Statement on Form SF-3

Filed August 30, 2016

File No. 333-213381 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of EFCAR, LLC (the “Registrant”) and in response to the letter (the “Comment Letter”), dated September 26, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission to Jason Grubb, we submit Amendment No. 1 to the above-referenced Registration Statement on Form SF-3 (“Amendment No. 1”). This submission is marked to show changes from the Registration Statement on Form SF-3 that was filed on August 30, 2016.

The numbered paragraphs below set forth the Staff’s comments from the Comment Letter in italicized text followed by the Registrant’s responses. The headings and numbers correspond to the headings and numbered paragraphs in the Comment Letter. Page references in the Registrant’s responses are references to the page numbers in the printed version of the exhibits to Amendment No. 1, copies of which are being provided to you, via courier.

Registration Statement on Form SF-3

General

1.	Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

We confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus.

Prospectus Cover

2.	Please revise your list of credit enhancement to include bracketed disclosure about the hedge agreement that is contemplated in the form of prospectus. Please also include bracketed disclosure about the hedge agreement in the list of credit enhancement on pages 122-123.

Katherine Hsu

November 4, 2016

We include bracketed disclosure on the cover and throughout the form of prospectus relating to a possible hedge agreement and the potential hedge counterparties as required by Items 1102(h) and 1115 of Regulation AB. Because the contemplated hedging arrangements would be derivatives that are used to alter the payment characteristic of the cash flow from the issuing entity and whose primary purpose is not to provide credit enhancement related to the pool assets or the asset-backed securities, we believe that it is appropriate to exclude these instruments from the list of credit enhancement so that investors are not confused as to the proposed nature of these derivatives or mistake them for instruments that would constitute credit enhancement as defined in Item 1114 of Regulation AB.

3.	We note your disclosure above the fee table that the “registrant intends to utilize pay-as-you-go takedowns.” Please revise to include disclosure that fees will be calculated in accordance with Rule 457(s) of the Securities Act.

We have revised the disclosure on the cover page to address this comment.

Forward-Looking Statements, page 1

4.	Please revise the last sentence under this heading to note that you will update forward-looking statements as required by the federal securities laws.

We have revised the disclosure on page 1 to address this comment.

Summary of Prospectus – Pre-funding Feature, page 13

5.	We note that you contemplate a pre-funding feature in the summary section. However, there is no detailed explanation of how this feature will work in the main body of the prospectus. Please revise your disclosure to describe the pre-funding feature. Refer to Item 1111(g) of Regulation AB.

We have added disclosure on page 114 to address this comment.

6.	We note that in the last paragraph of this section on page 14, you state that amounts will be released from the capitalized interest account on certain distribution dates as described under “The Automobile Loan Contracts – .” However, the cross-reference where this information can be found is missing and we could not locate information about capitalized interest account distributions elsewhere in the prospectus. Please revise your disclosure to include the missing cross-reference and, if necessary, add disclosure about such distributions.

We have revised the disclosure on page 14 to include the missing cross-reference and have added disclosure on page 116 to address this comment.

Katherine Hsu

November 4, 2016

Risk Factors

Commingling of collections with the sponsor’s corporate funds..., page 42

7.	Please include disclosure in your form of prospectus about the extent of commingling of funds. Refer to Item 1108(c)(2) of Regulation AB.

We have revised the disclosure on page 42 to address this comment.

Use of Proceeds, page 46

8.	We note that proceeds will be used to pay debts of the sponsor or its affiliates. Please revise to include a statement that no expenses incurred in connection with the selection and acquisition of pool assets are payable from the offering proceeds or include bracketed disclosure of the amount of expenses incurred in connection with the selection and acquisition of pool assets that are payable from the offering proceeds. Please refer to Item 1107(j) of Regulation AB.

We have revised the disclosure on page 46 to address this comment.

The Sponsor and the Servicer, page 46

9.	Please revise your disclosure to include information about the servicer and its experience required under Item 1108(b)(2) of Regulation AB.

We note that the following disclosure is included on page 46: “The sponsor services all automobile loan contracts that it originates indirectly through dealers [and/or originated directly by the sponsor] [and/or purchases from unaffiliated third party originators] according to the sponsor’s servicing policies as described below. As of [quarter end date], the sponsor serviced a portfolio of approximately          automobile loan contracts with an aggregate outstanding balance of approximately $                    .” We also note that the following disclosure is included on page 47: “Under the sale and servicing agreement, the sponsor will service the automobile loan contracts and will be compensated for acting as the servicer. The servicer’s activities consist primarily of collecting and processing customer payments, responding to customer inquiries, initiating contact with customers who are delinquent in payment of an installment, maintaining the security interests in the financed vehicles and arranging for the repossession of the financed vehicles, liquidating collateral and pursuing of deficiencies when necessary. See “The Sponsor’s Automobile Financing Program—Loan Servicing” for more information regarding the sponsor’s general servicing procedures. See “Description of the Transaction Documents—Servicing Compensation” for more information regarding the servicer’s duties under the sale and servicing agreement.” Additionally, we have revised the disclosure on page 46 to indicate how long the servicer has been servicing assets.

Katherine Hsu

November 4, 2016

[The Originator[s]], page 55

10.	Please confirm that, for each unaffiliated third party originator that originated 20% or more of the automobile loan contracts, you will provide information regarding the originator’s financial condition to the extent there is a material risk that the effect on its ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on ABS or pool performance. See Item 1110(c) of Regulation AB.

We confirm that, for each unaffiliated third party originator that originates 20% or more of the automobile loan contracts, we will provide information regarding the originator’s financial condition to the extent there is a material risk that the effect on its ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on ABS or pool performance. Additionally, we have revised the bracketed disclosure on page 55 to address this comment.

11.	Please describe any interest that an originator originating 20% or more of the pool assets, or any affiliate of that originator, has retained in the transaction, including the amount and nature of that interest. Please also disclose any hedge materially related to the credit risk of the securities that was entered into by the originator or, if known, by an affiliate of that originator to offset the risk position held. See Item 1110(b)(3) of Regulation AB.

We have revised the bracketed disclosure on page 55 to address this comment.

The Sponsor’s Automobile Financing Program – Credit Underwriting, page 56

12.	We note your disclosure that the sponsor began using a systemic, table-driven credit policy. Please revise to disclose this policy here. Refer to Item 1111 of Regulation AB.

The third paragraph under The Sponsor’s Automobile Financing Program – Credit Underwriting on page 57 has been revised to clarify that the criteria disclosed thereunder is part of the systemic, table-driven credit policy.

13.

On page 57, you have bracketed disclosure that states “[i]f a material amount of electronically originated automobile loan contracts are included in a pool of automobile loan contracts to be sold to an issuing entity, describe the manner in which those automobile loan contracts were originated and the manner in which the related service provider will maintain the electronic automobile loan contracts.” It is unclear how the electronically originated automobile loan contracts noted here are different from loans

Katherine Hsu

November 4, 2016

approved by the automated credit underwriting system described in the preceding paragraphs. Please explain how they are different. Please also explain how you will determine what constitutes a “material amount of electronically originated automobile loan contracts” that would trigger additional disclosure.

The disclosure regarding the automated credit underwriting system describes the underwriting process only, which is electronically completed. When the sponsor receives an application, the underwriting process to determine whether the application is approved or declined is completed electronically through the sponsor’s automated system. Once an application is approved, the automobile loan contract may be entered into on paper or electronically. The bracketed disclosure referenced in Comment 13 describes those automobile loan contracts which are created electronically, signed electronically by the related obligors and are stored in an electronic vault. We have moved the bracketed disclosure to page 58 where we discuss documentation of funded automobile loan contracts in an effort to avoid confusion with the electronic underwriting process.

If a material amount of electronically originated contracts are included in a shelf offering, we will include additional disclosure relating to origination and maintenance of such electronic contracts in the prospectus. We note that various rules under Regulation AB require certain disclosures at a 10% threshold. Please refer to Items 1101(k), 1108(a), 1110(a), 1111(b)(14), 1112(b)(1), 1114(b) and 1115(b)(1) of Regulation AB. Accordingly, we have determined that 10% of the pool would constitute a material amount triggering additional disclosure.

14.	We note that later in your prospectus you provide quantitative tabular information about the statistical composition of the pool based on your proprietary credit scores. It is not clear, therefore, why you would not also be able to provide a description of the credit scoring system in accordance with Item 1111(b) of Regulation AB. Please revise to include such a description.

We have revised the disclosure on page 57 to address this comment.

[Corresponding language in the form of prospectus remains under review by Exeter.]

The Sponsor’s Automobile Financing Program – Loan Servicing, page 57

15.	Please confirm that you’ve described, to the extent material, any special or unique factors involved in servicing sub-prime assets and the servicer’s processes and procedures designed to address such factors. If any such factors, processes or procedures are not addressed, please revise your disclosure to include them. Refer to Item 1108(c)(3) of Regulation AB.

Katherine Hsu

November 4, 2016

We confirm that we have described, to the extent material, any special or unique factors involved in servicing sub-prime assets and the servicer’s processes and procedures designed to address such factors.

The Sponsor’s Securitization Program, page 59

16.	Please disclose how long the sponsor has been engaged in the securitization of sub-prime automobile assets as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the sub-prime automobile assets. Refer to Item 1104(c) of Regulation AB. Also, please describe the sponsor’s material roles and responsibilities in the transaction as required by Item 1104(d) of Regulation AB.

We have added disclosure on pages 59- 60 to indicate how long the sponsor has been engaged in the securitization of sub-prime automobile assets. We have also added disclosure on page 56 to indicate the sponsor’s role in servicing the pool assets. We note that the disclosure under The Sponsor’s Automobile Financing Program – General on pages 55-56 describes the sponsor’s role in origination of the pool assets.

The Sponsor’s [Vintage Origination and] Static Pool Information

17.	Please revise to include bracketed disclosure that indicates how the assets in the pool differ from the static pool. Refer to Item 1105 of Regulation AB.

We have revised the disclosure on page 60 to address this comment.

The Trust Property, page 60

18.	We note that in the list of assets of the issuing entity, you include the phrase “among other things.” Please revise to disclose what these other things may be. Refer to Item 1111(a) of Regulation AB.

We have deleted the phrase “among other things” on page 60 to address this comment.

Depositor Review of Automobile Loan Contracts, page 61

19.	We note your bracketed disclosure that a certain percentage of the principal balance of automobile loan contracts acquired from unaffiliated third party originators does not have underwriting data. You state that “[a]t the time of these acquisitions, the sponsor performed the procedures described under ‘The Originator[s].’” However, in the section titled “The Originator[s]” on page 55, the bracketed disclosure states that you will include information about the identity and other background information of certain unaffiliated third party originators but does not include any disclosure about procedures to be performed by the sponsor. Please revise your disclosure to describe the types of procedures the sponsor will perform with respect to unaffiliated third party originators.

Katherine Hsu

November 4, 2016

We have removed the disclosure on page 62 that you indicate above relating to automobile loan contracts acquired from unaffiliated third party originators for which underwriting data is unavailable.

20.	We also note your bracketed disclosure that this unavailable underwriting data is “not known or reasonably available to the sponsor of as of the date of this prospectus[, as the information rests...” The scope of your reliance on Rule 409 of the Securities is not clear to us, and it is also not clear that you will be able to make the required showing under Rule 409. Please revise your disclosure to indicate what information about assets you believe could not be requested from unaffiliated originators, and please provide us with an analysis of why you believe you would be able to exclude this information from the prospectus.

We have removed the disclosure on page 62 that you indicate above relating to automobile loan contracts acquired from unaffiliated third party originators for which underwriting data is unavailable.

21.	We note your statement that the sponsor elected to include certain automobile loan contracts because the sponsor’s practice is to securitize all eligible assets in its portfolio using selection procedures that were not known or intended by the sponsor to be adverse to the issuing entity. Please revise to clarify what you mean by “intended by the sponsor to be adverse to the issuing entity.”

We have removed the disclosure on page 62 that you indicate above relating to automobile loan contracts acquired from unaffiliated third party originators for which underwriting data is unavailable.

22.	We note your bracketed disclosure that sponsor determined that certain automobile loan contracts should be included in the pool despite having been originated as an exception to the credit policies. Please indicate the amount and percentage of contracts that were originated as an exception to the underwriting criteria and include data on the amount and the characteristics of the assets that did not meet the disclosed underwriting standards. Please refer to Item 1111(a)(8) of Regulation AB.

We have removed the disclosure on page 62 that you indicate above relating to automobile loan contracts acquired from unaffiliated third party originators for which underwriting data is unavailable.

Katherine Hsu

November 4, 2016

23.	In addition, with respect to those assets that did not meet the disclosed underwriting standards, please revise to disclose the compensating factors used for those loans or explain whether a determination was made that the deviation was not material. We note your disclosure on page 57 indicating that certain credit applications may receive conditional approvals, indicating that an application would be approved if certain characteristics of the requests loan, such as the type of underlying vehicle or the loan payment terms, were modified. We also note you disclose on page 57 that in some cases a sponsor may purchase a loan despite errors that were found relating to the loan application.

We have removed the disclosure on page 62 relating to automobile loan contracts acquired from unaffiliated third party originators for which underwriting data is unavailable.

24.	We note your bracketed disclosure that all of the systems utilized by the sponsor or depositor that are described above and all of the internal reviews and oversight that are described above as being performed by personnel of the sponsor or depositor will also be utilized to ensure the accuracy of the disclosure made in this prospectus as it relates to the subsequent automobile loan contracts. Please add a conclusion in your disclosure as to whether the sponsor´s pre-offering review provided the sponsor with such reasonable assurance. See Item 1111(a)(7)(ii) of Regulation AB and Rule 193 under the Securities Act.

We note that the following disclosure is included on page 62 with respect to the automobile loan contracts acquired by the issuing entity as of the related cutoff date: “After undertaking the review described above, the depositor has found and concluded that it has reasonable assurance that the Rule 193 Information in this prospectus is accurate in all material respects.” To the extent the issuing entity acquires subsequent automobile loan contracts after the related closing date, we note that the following bracketed disclosure is included on page 62 with respect to the depositor’s review of any subsequent automobile loan contracts: “In addition, Exeter employees performed a review of the Rule 193 Information to confirm that the receivables in the pool [as of the initial cutoff date (and will perform such review with respect to any subsequent receivables as of the applicable subsequent cutoff date)]…” Since the subsequent automobile loan contracts are meant to be acquired after the related closing date, we cannot provide conclusions as to the reasonable assurance of the depositor’s review in the prospectus.

The Automobile Loan Contracts

Repurchase Obligations, page 89

25.	We note your disclosure that certain representations and warranties “are subject to important qualifications or limitations, such as knowledge qualifiers, or relate to actions taken by a third-party.” Please revise to clarify how this may impact repurchase obligation of the sponsor and depositor.

Katherine Hsu

November 4, 2016

We have revised the disclosure on page 90 to address this comment.

[Asset-Level Data About the Automobile Loan Contracts [To be added for offerings after November 22, 2016], page 90

26.	We note your bracketed disclosure stating that for offerings after November 22, 2016, you will file asset-level information on Form ABS-EE. Please confirm the following with respect to the asset-level information you will file:

•	That at the time of filing your preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus. See Securities Act Rule 424(h) and Exchange Act Rule 15c2-8.

•	That the Form ABS-EE filed incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, available on the Division’s website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

•	That each data point included in Form ABS-EE will conform to definition of each item requirement.

•	That, if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, you will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

We confirm that (i) at the time of filing our preliminary prospectus, the asset-level disclosure will be delivered to investors as part of the prospectus, (ii) the Form ABS-EE incorporated into any prospectus will include all applicable data points and comply with the guidance provided in Information for Form ABS-EE Filings, (iii) each data point included in Form ABS-EE will conform to the definition of each item requirement and (iv) if additional disclosure may be appropriate (either in the prospectus, or in any periodic report) to provide investors with clear disclosure about the assets in the pool, based on the facts and circumstances presented by the particular assets in the pool, we will provide those disclosures in Exhibit 103 to Form ABS-EE as additional data tags or explanatory narrative.

Description of the Transaction Documents

[The Revolving Period, page 112

27.	Please confirm that the revolving period will not extend for more than three years from the date of issuance. Refer to Item 1101(c)(3)(iii) of Regulation AB.

Katherine Hsu

November 4, 2016

We confirm that the revolving period will not extend for more than three years from the date of issuance.

Statements to Noteholders, page 121

28.	We note your statement that no separate notification will be provided to investors about when changes are made to the asset pool and that filings detailing the automobile loan contract pool composition will be filed periodically on Form 10-D. Please clarify that the asset-level information will be filed on Form ABS-EE at the same time the Form 10-D is filed. Please also tell us if asset-level information will be included in the statements to noteholders after the November 23, 2016 compliance date.

We have revised the disclosure on pages 123-124 to address this comment. Additionally, asset-level information will not be included in the statements to noteholders after the November 23, 2016 compliance date, but will be available to noteholders on the SEC’s website under our commission file number.

Modifications and Amendments of Automobile Loan Contracts, page 127

29.	Please revise your disclosure to describe how such modifications may affect the cash flows from the assets or to the securities. Refer to Item 1111(e)(2) of Regulation AB.

We have revised the disclosure on pages 129-130 to address this comment.

Asset Representations Review Triggers and Procedures – Delinquency Trigger, page 131

30.	We note your disclosure on page 131 that “[t]he servicer considers an automobile loan contract 61 days delinquent for purposes of calculating the delinquency rate when an obligor fails to make at least % of a contractual payment by the related contractual due date.” We further note your disclosure on page 86 that “[t]he servicer considers an automobile loan contract to become delinquent on a due date if the obligor fails to pay more than % of the contractual payment that is due on that due date.” Please let us know whether or not these measures of delinquency will be the same. If they will not be the same, please tell us how investors will be able to monitor and track delinquencies for purposes of the asset representations review provision.

We confirm that these measures of delinquency in the disclosures referenced in Comment 30 will be the same.

Katherine Hsu

November 4, 2016

Dispute Resolution for Repurchase Requests, page 134

31.	You state that “any noteholder will then have the right to refer the unresolved repurchase request to either mediation (including non-binding arbitration) or binding arbitration” and immediately thereafter state that “[h]olders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding may also direct the indenture trustee to provide the related notice to the sponsor and the depositor, and participate in the selected resolution method, on their behalf.” The first statement appears to say that an individual investor can commence mediation or arbitration (or join an ongoing mediation or arbitration) without needing a trustee to act as intermediary. Please confirm our reading of that statement and revise to clarify.

We have revised the disclosure on pages 136-137 to indicate that an individual noteholder can commence mediation or arbitration without needing the indenture trustee to act as an intermediary and have deleted the language requiring “[h]olders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding” to commence a mediation or arbitration. Additionally, we have made conforming changes to Sections 3.2 and 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

32.	We note your disclosure on page 135 stating that if the parties fail to agree at the completion of the mediation, the requesting party may choose to submit the matter to arbitration. Please revise to clarify that the requesting party may choose to submit the matter to either binding arbitration or court adjudication. Please also make conforming changes to Section 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

We have revised the disclosure on page 137 to address this comment and have made conforming changes to Section 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

33.	We note your disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language on page 135 to clarify that (i) the final determination of the arbitrator in binding arbitration will be final and non-appealable and (ii) by selecting binding arbitration, the requesting party is forfeiting its right to sue in court. Please also make conforming changes to Section 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

We have revised the disclosure on page 137 to address this comment and have made conforming changes to Section 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

34.	We note your statement on page 135 that “[e]ach party will agree to keep the details of the repurchase request and the dispute resolution confidential.” Please revise to clarify that this restriction is limited to the parties to the mediation or arbitration and that the restriction will not conflict with the ability of investors to communicate with respect to a repurchase request or dispute resolution, as required by General Instruction I.B.1(d) of Form SF-3. Please also make conforming changes to Section 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

Katherine Hsu

November 4, 2016

We have revised the disclosure on page 137 to address this comment and have made conforming changes to Section 3.4 of Exhibit 4.5 Sale and Servicing Agreement.

Credit Risk Retention, page 155

35.	Please correct your references to “Regulation RR of the Securities Act” to refer instead to Regulation RR under the Exchange Act.

We have revised all references throughout the prospectus to “Regulation RR of the Securities Act” to refer instead to “Regulation RR under the Exchange Act”.

36.	We note that, in calculating the fair value of the eligible horizontal residual interest, you have assumed that receivables prepay at a constant rate. In Section III.B.1.b. of the Credit Risk Retention Adopting Release (Release No. 34-73407), the agencies stated that they expect the key inputs and assumptions would not assume straight lines. Please tell us why you believe an assumption of a constant prepayment rate is appropriate.

The Absolute Prepayment Model, commonly referred to as “ABS,” is the standard prepayment method used in retail automobile loan contract securitizations, and measures prepayments as a monthly percentage of the initial pool balance. As a result, a constant ABS rate implies an increasing prepayment rate as a percentage of the present month’s pool balance, not a straight line.

Our historical experience shows that the ABS rate is relatively consistent over time, which can be attributed to the fact that automobile loan contracts, in contrast to other forms of consumer debt (residential mortgage loans, for example) do not experience significant voluntary prepayments as interest rates decline. There is a much lower economic benefit in refinancing an automobile loan and therefore it is not a very common practice. It is also worth noting that automobile loan contract securitizations are priced using a single ABS rate, and market participants, including buyers of residual interests, typically use a single ABS rate to derive a fair value of transaction cash flows.

While actual ABS rates that are experienced over the life of a securitization will vary compared with the initial planning assumptions, those differences tend to be small. The actual ABS rates that are experienced will also vary from transaction to transaction due to differences in collateral characteristics; however, these differences (if they are expected to be material) can be accounted for in the initial structuring of the securitization. Despite the potential for variability in actual ABS rates across securitizations, we very rarely have found it necessary to modify the ABS rate that we assume to price our securitizations due to the consistency of our securitization structure and similar receivable characteristics across the securitization pools.

Katherine Hsu

November 4, 2016

For the reasons stated above, we believe that the use of a single ABS rate to calculate the fair value of the residual interest is appropriate, and have not made any changes to the disclosure in this regard.

Annexes A, B and C

37.	Please revise to include language which indicates that these annexes are specifically incorporated into the prospectus.

We have revised the disclosure on pages 60 and 104 to address this comment.

Annex B – Static Pool Information, page B-1

38.	Item 1105(a)(3)(i)(A) of Regulation AB requires that delinquency, cumulative loss, and prepayment information for prior securitized pools of the sponsor for the same asset type be provided for the prior five years. You have only provided information about cumulative losses. Please revise or advise.

We have revised the disclosure on pages 60 and B-5 through B-8 to address this comment.

Exhibits

General

39.	Please confirm that all revisions made in the prospectus in response to our comments will be applied to the applicable transaction documents, as necessary. Please file your revised exhibits in an amendment prior to effectiveness.

We confirm that all revisions made in the prospectus in response to your comments will be applied to the applicable transaction documents, as necessary, and that we will file revised exhibits in an amendment prior to effectiveness.

40.	Please be advised that EDGAR is now accepting the filing of the form of certification for shelf offerings of asset-backed securities as Exhibit 36. Please refile Exhibit 99.36 as Exhibit 36.1 with your next amendment.

As instructed, we have filed the Form of Certification by the Depositor’s Chief Executive Officer as Exhibit 36.1 to this filing.

Katherine Hsu

November 4, 2016

Exhibit 4.2 Form of Indenture

Section 6.2, page 47

41.	Section 6.2(b) provides that “[b]efore the Indenture Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel, the costs of which (including the Indenture Trustee’s reasonable attorney’s fees and expenses) shall be paid by the party requesting that the Indenture Trustee act or refrain from acting.” If a noteholder must make a repurchase request through the indenture trustee, please revise the form of Indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee’s duties in connection with actions relating to asset representations reviews, repurchase requests and dispute resolution.

We have revised the disclosure on page 45 of the form of Indenture to address this comment.

Section 7.2, page 58

42.	Section 7.2(d) provides that the “Indenture Trustee will not be required to take action in response to requests, demands or directions of a Noteholder or a Note Owner, other than requests, demands or directions relating to an asset representations review demand pursuant to Section 7.2(f), unless the Noteholder or Note Owner has offered reasonable security or indemnity reasonably satisfactory to the Indenture Trustee...” Please revise the form of Indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee’s duties in connection with actions relating to repurchase requests and dispute resolution.

We have revised the disclosure on page 57 of the form of Indenture to address this comment.

Exhibit 5.1 Opinion of Katten Muchin Rosenman LLP with respect to legality

43.	Please confirm that an appropriately unqualified (without assumptions) legal opinion will be filed at the time of each takedown. See section III. B.2.a. of Staff Legal Bulletin 19.

We confirm that an appropriately unqualified (without assumptions) legal opinion will be filed at the time of each takedown.

Exhibit 10.3 Form of Asset Representations Review Agreement

44.	We note on page 5 that the reasonable out-of-pocket expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

Katherine Hsu

November 4, 2016

We have revised the disclosure on page 5 of the form of Asset Representations Review Agreement to indicate that the reasonable out-of-pocket expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid in accordance with Section 3.4 of the Sale and Servicing Agreement. Section 3.4(b)(iv) of the Sale and Servicing Agreement provides that expenses of a mediation will be allocated to the parties as mutually agreed by them as part of the mediation. Section 3.4(c)(iv) of the Sale and Servicing Agreement provides that the arbitrator will determine and award the expenses of an arbitration to the parties in the arbitrator’s reasonable discretion.

Katherine Hsu

November 4, 2016

Sincerely,

/s/ Jason Grubb
Jason Grubb
Chief Executive Officer

cc:	Walter Evans, Esq.

John P. Keiserman, Esq.